UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 13, 2022

WHITING PETROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-31899	20-0098515
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1700 Lincoln Street, Suite 4700 Denver, Colorado		80203-4547
(Address of principal executive offices)		(Zip code)

(303) 837-1661

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR §230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR §240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR §240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR §240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.001 par value	WLL	New York Stock Exchange
Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 13, 2022, the board of directors (the “Board”) of Whiting Petroleum Corporation, (the “Company,” “we,” “us” or “our”) approved that certain (i) first addendum to executive employment and severance agreement for Charles J. Rimer and (ii) the form of first addendum to employment agreements for certain executives of the Company, each effective as of the Closing (as defined below). The Board also approved certain amendments to the dividend equivalent rights with respect to outstanding equity awards, and modified the definition of “Change in Control” for purposes of certain compensatory arrangements.

First Addendum to Executive Employment and Severance Agreement for Charles J. Rimer

On April 13, 2022, the Board approved an Addendum (the “Rimer Addendum”) to that certain Executive Employment and Severance Agreement, effective February 2, 2021, by and between the Company and Charles J. Rimer, our Executive Vice President Operations and Chief Operating Officer (the “Rimer Employment Agreement”). The Rimer Addendum is effective as of and conditioned upon the closing (the “Closing”) of the transactions (the “Transactions”) contemplated by that certain Agreement and Plan of Merger by and between the Company, Oasis Petroleum Inc. (“Oasis”), Ohm Merger Sub, Inc. and New Ohm LLC, dated March 7, 2021 (the “Merger Agreement”). Capitalized terms that are not otherwise defined herein have the meanings set forth in the Rimer Employment Agreement.

The Rimer Addendum provides that Mr. Rimer will not exercise his right to terminate employment for Good Reason that would otherwise be triggered solely as a result of the Closing and his commencing employment with Oasis or a subsidiary of Oasis; however, Mr. Rimer does not waive his right to terminate employment for Good Reason with respect to actions taken by Oasis or any of its subsidiaries following the Closing.

The Rimer Addendum also provides that, on the earlier of (i) December 31, 2023, (ii) the date mutually agreed between Mr. Rimer and Oasis for Mr. Rimer’s resignation, or (iii) the date Mr. Rimer’s employment is terminated (a) by Oasis without Cause, (b) by Mr. Rimer as a result of Good Reason (for actions taken by Oasis or any of its subsidiaries following the Closing) or (c) as a result of Mr. Rimer’s death or Disability, Mr. Rimer’s employment will terminate and Oasis will pay or provide the severance payments and benefits to Mr. Rimer that he would otherwise be entitled to under the Rimer Employment Agreement as if he had experienced a termination without Cause within 12 months following a Change in Control, and any then-outstanding unvested equity awards held by Mr. Rimer will become fully vested as of such date.

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Finally, the Rimer Addendum provides that, if Mr. Rimer alleges a termination for Good Reason as a result of a condition or circumstance that occurs during the period from the date of the Closing until December 31, 2023, then Mr. Rimer must provide written notice to the Company by the later of December 31, 2022 and the date that is three months following the date of the initial occurrence of the condition or circumstance giving rise to Good Reason.

The foregoing description of the Rimer Addendum is not complete and is qualified in its entirety by reference to the full text of the Rimer Addendum, which is filed hereto as Exhibit 10.1 and incorporated by reference herein.

Form of First Addendum to Employment Agreements for Certain Executives of the Company

On April 13, 2022, the Board approved a form Addendum (the “Form Addendum”) to the Executive Employment and Severance Agreement by and between the Company and each of certain executive officers of the Company (each, an “Employment Agreement” and collectively, the “Employment Agreements”), which include the following named executive officers: (i) James P. Henderson, our Executive Vice President Financial and Chief Financial Officer, (ii) M. Scott Regan, our Vice President, Legal, General Counsel and Secretary and (iii) Sirikka R. Lohoefener, our Vice President, Accounting and Controller (each, an “Executive” and collectively, the “Executives”). The Form Addendum is effective as of and conditioned upon the Closing. Capitalized terms that are not otherwise defined herein have the meanings set forth in each Executive’s Employment Agreement.

The Form Addendum provides that, if the Executive alleges a termination for Good Reason as a result of a condition or circumstance that occurs during the period from the date of the Closing until December 31, 2023, then the Executive must provide written notice to the Company by the later of December 31, 2022 and the date that is three months following the date of the initial occurrence of the condition or circumstance giving rise to Good Reason. For any condition or circumstance that arises following December 31, 2023, the Executive must provide the Company with written notice of the condition or circumstance giving rise to Good Reason within 30 days of its initial occurrence.

The Form Addendum also (i) extends the period during which the Executives would be eligible for enhanced severance payments upon certain qualifying terminations from 12 months following a Change in Control to 18 months following a Change in Control and (ii) expands the list of qualifying terminations following which the Executive would be eligible for enhanced severance within three months prior to or 18 months following a Change in Control to include a termination due to the Executive’s death or Disability during such time period.

The foregoing description of the Form Addendum is not complete and is qualified in its entirety by reference to the full text of the Form Addendum, which is filed hereto as Exhibit 10.2 and incorporated by reference herein.

Amendment to Dividend Equivalent Rights with respect to Outstanding Equity Awards

On April 13, 2022, as required pursuant to the Merger Agreement, the Board amended the terms of all outstanding performance stock units (“PSUs”) and restricted stock units (“RSUs”) that remain unvested and outstanding as of the date of the Closing such that, effective as of and contingent on the Closing, the dividend equivalents applicable to such RSUs and PSUs shall no longer be deemed to be reinvested in additional RSUs or PSUs, as applicable, but shall instead be credited and solely settled in cash upon vesting, or forfeited (if applicable) at the same time and to the same extent, as the RSUs or PSUs to which they are attributable.

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Deemed Change in Control

On April 13, 2022, as required pursuant to the Merger Agreement, the Board deemed the transactions contemplated by the Merger Agreement to constitute a “Change in Control” or “Change of Control,” as applicable, for purposes of (i) the Whiting Petroleum Corporation 2020 Equity Incentive Plan (the “Incentive Plan”), (ii) all award agreements with respect to awards granted under the Incentive Plan that are outstanding as of the Closing, and (iii) the Executive Employment and Severance Agreement by and between the Company and each of our named executive officers.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Important Additional Information

In connection with the Transactions, Whiting and Oasis intend to file materials with the U.S. Securities and Exchange Commission (the “SEC”), including that will include a joint proxy statement/prospectus of Whiting and Oasis. After the Registration Statement is declared effective by a Registration Statement on Form S-4 (the “Registration Statement”) SEC, Whiting and Oasis intend to mail a definitive proxy statement/prospectus to the stockholders of Whiting and the stockholders of Oasis. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Whiting or Oasis may file with the SEC and send to Whiting’s stockholders and/or Oasis’s stockholders in connection with the Transactions. INVESTORS AND SECURITY HOLDERS OF WHITING AND OASIS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY WHITING AND OASIS WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OASIS, WHITING, THE TRANSACTIONS, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and the joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Whiting and Oasis with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Whiting will be available free of charge from Whiting’s website at www.Whiting.com under the “Investor Relations” tab or by contacting Whiting’s Investor Relations Department at (303) 837-1661 or BrandonD@Whiting.com. Copies of documents filed with the SEC by Oasis will be available free of charge from Oasis’s website at www.Oasis.com under the “Investor Relations” tab or by contacting Oasis’s Investor Relations Department at (281) 404-9600.

Participants in the Solicitation

Whiting, Oasis and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Whiting’s stockholders and Oasis’s stockholders in connection with the Transactions. Information regarding the executive officers and directors of Whiting is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 29, 2021. Information regarding the executive officers and directors of Oasis is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 18, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, the joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements and Cautionary Statements

Certain statements in this document concerning the Transactions, including any statements regarding the expected timetable for completing the Transactions, the results, effects, benefits and synergies of the Transactions, and any other statements regarding Whiting’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Whiting’s plans and expectations with respect to the Transactions and the anticipated impact of the Transactions on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

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These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to: the possibility that stockholders of Oasis may not approve the issuance of new shares of Oasis Common Stock in the Transactions or that stockholders of Whiting may not approve the Merger Agreement; the risk that a condition to Closing may not be satisfied, that either party may terminate the Merger Agreement or that the Closing might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transactions; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the Transactions; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transactions. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Whiting’s Annual Report on Form 10-K (as amended) for the year ended December 31, 2021, which is on file with the SEC and available from Whiting’s website at www.Whiting.com under the “Investor Relations” tab, and in other documents Whiting files with the SEC, and in Oasis’s Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available from Oasis’s website at www.Oasispetroleum.com under the “Investor Relations” tab, and in other documents Oasis files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Whiting does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Form of First Addendum to Executive Employment and Severance Agreement by and between Whiting Petroleum Corporation and Charles J. Rimer.
10.2	Form of First Addendum to Employment Agreements for Certain Executives of the Company.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 15, 2022

WHITING PETROLEUM CORPORATION

By:	/s/ Lynn A. Peterson
Name:	Lynn A. Peterson
Title:	President and Chief Executive Officer

Exhibit 10.1

ADDENDUM TO EXECUTIVE EMPLOYMENT AND SEVERANCE AGREEMENT

THIS FIRST ADDENDUM TO EXECUTIVE EMPLOYMENT AND SEVERANCE AGREEMENT (this “First Addendum”) is entered into on          , 2022, by and between Whiting Petroleum Corporation, a Delaware corporation (the “Company”), and Charles J. Rimer (“Executive”). Capitalized terms used in this First Addendum but not otherwise defined in this First Addendum shall have the respective meanings assigned to such terms in the Employment Agreement (as defined below).

WHEREAS, the Company and Executive have heretofore entered into that certain Executive Employment and Severance Agreement, effective as of February 2, 2021 (the “Employment Agreement”); and

WHEREAS, the Company, Oasis Petroleum Inc., a Delaware corporation (“Oasis”), Ohm Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Oasis (“Merger Sub”), and New Ohm LLC, a Delaware limited liability company and a wholly owned subsidiary of Oasis (“LLC Sub”) have entered into that certain Agreement and Plan of Merger, dated March 7, 2021 (the “Merger Agreement”) pursuant to which, among other things, (i) Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and, following such merger, (ii) the surviving company will merge with and into LLC Sub, with LLC Sub surviving as a direct and wholly owned subsidiary of Oasis;

WHEREAS, the Company and Executive desire to enter into this First Addendum to amend the terms of the Employment Agreement in connection with the closing of the transactions contemplated by the Merger Agreement (collectively, the “Transactions”) and in accordance with Section 22 of the Employment Agreement; and

WHEREAS, the Company is permitted to enter into this First Addendum in accordance with Section 6.1(b)(ix) of the Firefly Disclosure Letter to the Merger Agreement;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Company and Executive agrees as follows, effective as of and conditioned upon the closing of the Transactions (the “First Addendum Effective Date”):

1.            Executive hereby agrees that he will not exercise his right to terminate employment for Good Reason pursuant to the Employment Agreement that would otherwise be triggered solely as a result of the closing of the Transactions (the “Closing”) and his commencing employment with Oasis or a subsidiary of Oasis. For the avoidance of doubt, Executive does not waive his right to terminate employment for Good Reason with respect to actions taken by Oasis or any of its subsidiaries following the Closing in violation of this First Addendum or the Employment Agreement.

2.            On the earlier of (a) December 31, 2023, (b) the date mutually agreed between Executive and Oasis for Executive’s resignation, or (c) the date Executive’s employment is terminated (i) by Oasis without Cause, (ii) by Executive as a result of Good Reason (for actions taken by Oasis or any of its subsidiaries following the Closing in violation of this First Addendum or the Employment Agreement) or (iii) as a result of Executive’s death or Disability, Executive’s employment will terminate and Oasis will pay or provide the severance payments and benefits provided pursuant to Sections 5(b) and 5(c) of the Employment Agreement and any then-outstanding unvested equity awards held by Executive will become fully vested as of such date.

3.            If Executive is alleging a termination for Good Reason as a result of a condition or circumstance that occurs during the period from the date of the Closing until December 31, 2023, then, notwithstanding anything in the Employment Agreement to the contrary, the Executive must provide written notice to Whiting by the later of December 31, 2022 and the date that is three months following the date of the initial occurrence of the condition giving rise to Good Reason.

4.            Executive and the Company acknowledge and agree that, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this First Addendum shall terminate and be null and void ab initio and of no further force or effect.

5.            Executive and the Company acknowledge and agree that this First Addendum constitutes the prior written consent of each of the Company and Executive and fulfills the requirements of an amendment contemplated by Section 22 of the Employment Agreement. Upon the effectiveness of this First Addendum, each reference in the Employment Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of similar import shall mean and be a reference to the Employment Agreement as modified by this First Addendum. Except as otherwise expressly set forth in this First Addendum, all other terms and conditions of the Employment Agreement remain in full force and effect without modification. This First Addendum shall be governed by all provisions of the Employment Agreement, unless the context otherwise requires, including all provisions concerning construction, enforcement, notices and choice of law. To the extent a conflict arises between the terms of the Employment Agreement and this First Addendum, the terms of this First Addendum will prevail.

6.            This First Addendum may be executed in one or more counterparts (including by means of signature pages delivered by facsimile transmission or electronic mail) (including being delivered by means of a facsimile or portable document format (*.pdf)), each of which will be deemed an original and all of which, when taken together, will constitute one valid and binding agreement effective when one or more such counterparts have been signed by each of Executive and the Company and delivered to the other party hereto. Facsimile or scanned and emailed transmission of any signed original document or retransmission of any signed facsimile or scanned and emailed transmission will be deemed the same as delivery of an original. At the request of Executive or the Company, the parties hereto will confirm facsimile or scanned and emailed transmission by signing a duplicate original document.

[Remainder of Page Intentionally Blank;

Signature Page Follows]

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IN WITNESS WHEREOF, Executive and the Company each have caused this First Addendum to be executed and effective as of the First Addendum Effective Date.

WHITING PETROLEUM CORPORATION

By:
Name:
Title:

EXECUTIVE

Charles J. Rimer

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Exhibit 10.2

FIRST ADDENDUM TO EXECUTIVE EMPLOYMENT AND SEVERANCE AGREEMENT

THIS FIRST ADDENDUM TO EXECUTIVE EMPLOYMENT AND SEVERANCE AGREEMENT (this “First Addendum”) is entered into on          ,     2022 by and between Whiting Petroleum Corporation, a Delaware corporation (the “Company”), and      (“Executive”). Capitalized terms used in this First Addendum but not otherwise defined in this First Addendum shall have the respective meanings assigned to such terms in the Employment Agreement (as defined below).

WHEREAS, Company and Executive have heretofore entered into that certain Executive Employment and Severance Agreement, entered into as of February 2, 2021 (the “Employment Agreement”); and

WHEREAS, Company, Oasis Petroleum Inc., a Delaware corporation (“Oasis”), Ohm Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Oasis (“Merger Sub”), and New Ohm LLC, a Delaware limited liability company and a wholly owned subsidiary of Oasis (“LLC Sub”, and together, the “Parties”), have entered into that certain Agreement and Plan of Merger, dated March 7, 2021 (the “Merger Agreement”) pursuant to which, among other things, (i) Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and, following such merger, (ii) the surviving company will merge with and into LLC Sub, with LLC Sub surviving as a direct and wholly owned subsidiary of Oasis;

WHEREAS, Company and Executive desire to enter into this First Addendum to amend the terms of the Employment Agreement in connection with the closing of the transactions contemplated by the Merger Agreement (collectively, the “Transactions”) and in accordance with Section 22 of the Employment Agreement;

WHEREAS, the Company is permitted to enter into this First Addendum in accordance with Section 6.1(b)(ix) of the Firefly Disclosure Letter to the Merger Agreement;

WHEREAS, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this First Addendum shall terminate and be null and void ab initio and of no further force or effect.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Company and Executive agrees as follows, effective as of effective as of and conditioned upon the closing of the Transactions (the “First Addendum Effective Date”):

1.            If Executive is alleging a termination for Good Reason as a result of a condition or circumstance that occurs during the period from the date of the consummation of the Transactions (the “Closing”) until December 31, 2023, then, notwithstanding anything in the Employment Agreement to the contrary, the Executive must provide written notice to Whiting by the later of December 31, 2022 and the date that is three months following the date of the initial occurrence of the condition giving rise to Good Reason. For any condition that arises following December 31, 2023, the Executive must provide Whiting with written notice of the condition giving rise to Good Reason within 30 days of its initial occurrence.

2.            Section 5(c) of the Employment Agreement shall be amended by:

(a)            deleting in its entirety the words “in the specific circumstances described in the last sentence of 5(a)”; and

(b)            replacing the words “12 months following a Change of Control” with “18 months following a Change in Control.”

3.            Section 5(d) of the Employment Agreement shall be amended by:

(a)            Replacing the words “Section 5(a)” with “Section 5(a) or Section 5(c)”

4.            In addition to any other payment or benefit set forth in the Employment Agreement, in the event of a termination of employment described in Section 5(c) of the Employment Agreement (as amended and/or modified by this First Addendum), any then-outstanding unvested equity awards held by Executive will become fully vested as of such date.

5.            Executive and the Company acknowledge and agree that this First Addendum constitutes the prior written consent of each of the Company and Executive and fulfills the requirements of an Addendum contemplated by Section 22 of the Employment Agreement. Upon the effectiveness of this First Addendum, each reference in the Employment Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of similar import shall mean and be a reference to the Employment Agreement as modified by this First Addendum. Except as otherwise expressly set forth in this First Addendum, all other terms and conditions of the Employment Agreement remain in full force and effect without modification. This First Addendum shall be governed by all provisions of the Employment Agreement, unless the context otherwise requires, including all provisions concerning construction, enforcement, notices and choice of law. To the extent a conflict arises between the terms of the Employment Agreement and this First Addendum, the terms of this First Addendum will prevail.

6.            This First Addendum may be executed in one or more counterparts (including by means of signature pages delivered by facsimile transmission or electronic mail) (including being delivered by means of a facsimile or portable document format (*.pdf)), each of which will be deemed an original and all of which, when taken together, will constitute one valid and binding agreement effective when one or more such counterparts have been signed by each of Executive and the Company and delivered to the other party hereto. Facsimile or scanned and emailed transmission of any signed original document or retransmission of any signed facsimile or scanned and emailed transmission will be deemed the same as delivery of an original. At the request of Executive or the Company, the parties hereto will confirm facsimile or scanned and emailed transmission by signing a duplicate original document.

[Remainder of Page Intentionally Blank;

Signature Page Follows]

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IN WITNESS WHEREOF, Executive and the Company each have caused this First Addendum to be executed and effective as of the First Addendum Effective Date.

WHITING PETROLEUM CORPORATION

By:
Name:
Title:

EXECUTIVE

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